

Kevin Wei

Half Moon - Chief Technology Officer

Shanghai, China · Contact info

Half Moon

加拿大维多利亚大学

Experience

Chief Technology Officer
Half Moon · Permanent
Nov 2020 – Present · 1 yr

Senior Developer
Dow Jones · Permanent
Oct 2019 – Nov 2020 · 1 yr 2 mos
中国 上海市

Senior Software Developer
Elico Corporation · Permanent
Jun 2018 – Nov 2019 · 1 yr 6 mos
中国 上海市

Python Engineer
携程集团 · Permanent
Jan 2017 – Sep 2018 · 1 yr 9 mos
中国 江苏省

Developer
招商银行 · Permanent
Jul 2014 – Dec 2016 · 2 yrs 6 mos
中国 云南省

Education

加拿大维多利亚大学
学士学位, CS
2018 – 2019

云南财经大学
学士, 计算机软件工程
2010 – 2014

云南财经大学
学士学位, 法律
2010 – 2014